The Chrysler Building

405 Lexington Avenue, 26th Floor

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(212) 907-6457

September 5, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mara Ransom
Assistant Director

Re:                             CVSL Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed August 8, 2014

File No. 333-196155

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

Filed April 1, 2014

File No. 000-52818

Dear Ms. Ransom:

Thank you for your August 21, 2014 letter regarding CVSL Inc. (“CVSL”).  In order to assist you in your review of CVSL’s Form S-1, we hereby submit a letter responding to the comments and Amendment No. 3 to Form S-1 marked to show changes.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Amendment No. 2 to Registration Statement on Form S-1 filed August 8, 2014

General

1.                                      Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.   In addition, please update your disclosure throughout your prospectus to conform, as necessary, to the updated financial information.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have updated our financial statements and have updated the relevant disclosure to conform to the updated financial statements.

Prospectus Cover Page

2.                                      Regarding the last reported sale price of your common stock, please disclose the market from which you are obtaining this price.  In addition, please tell us why you believe it is appropriate to omit a bona fide estimate of the range of the maximum offering price.  Finally, please clarify the impact, if any, of the reverse stock split on your price disclosure.  Please refer to Item 501(b)(3) of Regulation S-K.

Response: CVSL acknowledges the Staff’s comment.  Please note that we have disclosed the market from which we are obtaining the last reported sale price and intend to provide a bona fide estimate of the range of the maximum offering price after the ratio of the proposed reverse stock split is determined.  The range of the maximum offering price will reflect the impact of the proposed stock split.

Notes to the Consolidated Financial Statements, page F-8

(2) Summary of Significant Accounting Policies, page F-9

Revenue Recognition and Deferred Revenue, page F-12

3.                                      We note your response to comment 9 in our letter dated July 31, 2014. Considering your revenues are reduced for product returns and allowances we do not believe it is appropriate to label your revenues gross.  Please revise to present revenues or revenues, net.  We are not commenting on your principal versus agent considerations in ASC 605-45-45 with regards to whether your “billings” are gross or net.

Response: CVSL acknowledges the Staff’s comment.  We have eliminated the Gross Revenues label in our latest amended filing, and have instead reflected the components as Revenues and Net Revenues.

Loss per Share of Common Stock, page F-13

4.                                      We note your revised disclosure that outstanding stock warrants are not included in the computation of dilutive loss per common share because the effect would be anti-dilutive.  Please tell us your consideration of expanding your policy to address your treatment of convertible notes in your computation.

Response: CVSL acknowledges the Staff’s comment.  We have expanded our disclosure regarding the treatment of shares issuable upon conversion of the convertible notes to be the same as that for our outstanding stock warrants in the computation of dilutive loss per common share, as shown in our amended filing.

(3) Acquisitions, Dispositions and Other Transactions, page F-15

5.                                      We note your response to comment 11 in our letter dated July 31, 2014 stating CVSL was also significant at the time of the acquisition of TLC.  We also note that as of December 31, 2012 the total assets of TLC were $83 million, stockholders’ equity was $54 million and revenues were $113 million versus CVSL’s total assets of $19 million consisting primarily of cash from the issuance of a convertible note to Richmont Capital Partners V L.P., stockholders’ deficit of ($1.8) million and revenues of $0.9 million.  Based on the information above, the operations of CVSL prior to the acquisition appear insignificant relative to the operations of TLC acquired.  Please further support your assertion that CVSL’s business was not insignificant compared to the operations of TLC at the time of the acquisition or reconsider our prior comment 55 in our letter dated June 19, 2014.  Your response should include the total assets, equity or deficit, revenues and market value of TLC and CVSL just before the acquisition.  Please also tell us the market value of each entity and how market value was determined.  Please include any other information you believe is relevant to support your conclusion that the business of CVSL prior to the acquisition was not insignificant relative to the operations of TLC.  Please explain large variances between the financial information as of December 31, 2012 and just before the acquisition.

Response: We acknowledge the Staff’s comment and respectfully submit the following response.

First, CVSL believes there was not a continuity of TLC’s business in the same form after its acquisition by CVSL, because in the years before CVSL acquired its 51.7% interest of TLC in March 2013, TLC was a dramatically different company than the restructured TLC that has come into being following the acquisition.

During the three years from 2010-2012, TLC revenues declined by an aggregate of $136.7 million. TLC’s revenue declined 22.5% from 2009 to 2010; declined 32.2% from 2010 to 2011; and declined 14.0% from 2011 to 2012.  TLC showed a net loss of $7.3 million in 2011 and a net loss of $33.1 million in 2012.  Because TLC had experienced years of significant revenue declines and unprofitability before CVSL’s acquisition, TLC’s financials prior to 2013 are not relevant to investors as compared to what CVSL did after it acquired TLC.  Indeed, the “legacy” financials of TLC present a distorted picture, as the CVSL-owned TLC became a very different and healthier company than the pre-CVSL owned TLC.

Following CVSL’s acquisition in March 2013, CVSL began making sweeping changes.  These changes included a sharp reduction in operating costs.  Headcount was reduced by approximately 46%.  Overall, SG&A expense was reduced by approximately 60% following the acquisition.

In addition to the fact that CVSL acquired less than substantially all of the stock of TLC, CVSL never intended to retain substantially all of the assets of TLC, and so CVSL also began selling off assets not needed for TLC’s business operation following its acquisition.  These assets included a golf course (sold for $4.0 million), excess manufacturing/warehouse space (sold for $1.4 million), a community swim center (sold for $500,000) and excess vacant land (sold for in excess of $500,000).

The CVSL team became deeply involved in transforming TLC; CVSL’s chairman and a team of senior executives, including CVSL board members, travelled on a regular basis to TLC’s headquarters and personally took charge of the transformation process.  The CVSL team, not the former TLC executive leadership, exercised authority, set strategy and saw that the sweeping changes were carried out.

Along with the major SG&A expense and headcount reductions, additional changes included revising the strategy of TLC’s “factory stores,” revamping the entire forecasting and purchasing process, instituting new financial controls, instituting a new IT and ERP system, selling off excess inventory, drastically improving marketing and branding, revamping vendor relationships, ending cost excesses by vendors and other substantive transformations.

The combination of SG&A expense reduction, sale of unneeded assets, paying off of bank debt (which exceeded $33 million at the end of 2010) and a range of operational improvements were implemented to transform TLC from a declining company to a profitable one.  This has been CVSL’s strategy from the beginning.

In summary, the loss-ridden version of TLC prior to the acquisition is not reflective of TLC following the significant changes implemented by CVSL.

In addition, we believe it is important to note that prior or current TLC management never at any time exercised any control over the overall CVSL business.  As indicated above, quite the opposite was the case.  Upon acquiring TLC, CVSL management firmly controlled TLC.

Second, CVSL most definitely believes it had significant value independent of TLC prior to the acquisition.  Although TLC had revenues and operations, CVSL was by no means insignificant in comparison at the time of the transaction, as shown by the following:

	TLC March 18, 2013	CVSL Dec. 31, 2012
Current Assets	$21.3 million	$19.1 million
Total Assets	$53.7 million	$19.2 million
Total Liabilities	$33.4 million	$21.0 million
Book Value of Equity	$20.3 million	$(1.8) million
Market Value of Equity	$20.3 million	$234.1 million	*

*Calculated as of March 18, 2013

	TLC December 31, 2012	CVSL Dec. 31, 2012
Revenues	$112.9 million	$0.9 million
Operating Loss	$(29.6) million	$(1.7) million
Net Loss	$(33.1) million	$(4.4) million

(Note: The market value of equity for both CVSL and TLC was determined as follows:  CVSL had 487,712,326 shares of common stock outstanding on March 18, 2013 and the stock price that day closed at $.48 per share, resulting in an equity market value of $234.1 million.  The equity market value of TLC was determined based on the purchase price paid ($10.5 million in two seller notes) for the 51.7% of the shares acquired, which implies a total equity market value of $10.5/.517 = $20.3 million.  CVSL’s market cap was more than $200 million greater than that of TLC at the time of the transaction.  Stated another way, TLC’s equity market value was only 8.7% of CVSL’s equity market value on the transaction date.)

We believe the above makes clear that, entirely apart from TLC, CVSL was at the time of the acquisition (and even more so afterward) a significant entity in its own right.  Prior to acquiring TLC, CVSL was already a valuable entity with a market value of $234.1 million and current assets ($19.1 million) virtually equal to TLC’s current assets ($21.3 million).  TLC was precisely the kind of troubled company that CVSL desired to find, acquire and repair as part of its strategy.

CVSL was acquired by its current owners in September 2012, six months before CVSL acquired TLC.  In a press release issued at that time, CVSL’s Chairman John Rochon publicly stated the purpose and strategy CVSL intended to follow:  “to make CVSL the platform for a broad strategy of acquiring multiple privately-held direct selling companies. ‘We believe there is an important opportunity to accomplish something significant and unique in the direct selling channel,’ [Mr. Rochon] said.”

Mr. Rochon was well-known as a leader in the direct selling industry, having been an owner as well as chairman and CEO of Mary Kay Inc., a company he led to global prominence.  He was also head of the investment group that at one time owned over 20% of the outstanding common stock of Avon Products.  He was known as an innovator in the direct selling industry in many areas; for example, he was a pioneer in bringing Internet technology to the industry.

In support of the company’s strategy, it was announced that a distinguished board of directors, including persons with many years of experience within the direct selling industry, would be guiding CVSL’s business strategy.  The combination of Mr. Rochon’s stated objectives for CVSL, his unique experience and expertise, the expertise of the board and executive team he assembled, and the infrastructure of his privately-owned holding company meant that well before the TLC acquisition, CVSL already had demonstrated its significant value which was recognized by investors.

Finally, to answer the question from the final sentence of the Staff’s question, the reason that the total assets and equity of TLC were significantly lower on the transaction date (March 18, 2013) compared to the prior year end numbers (December 31, 2012) is that CVSL recorded the assets at their fair values on the acquisition date, which included a reduction in carrying values of certain assets in accordance with ASC 805.  This further illustrates CVSL’s position that the financial statements of TLC prior to the acquisition were not reflective of how the business would appear under CVSL ownership and leadership, as the amount of assets written down in accordance with GAAP under ASC 805 exceeded $31 million.

Because CVSL has made substantial transformational changes in TLC during its ownership, because TLC had experienced massive revenue declines and losses in the years prior to CVSL’s involvement, because there are numerous key measures in which CVSL did not appear insignificant compared to TLC, especially in the important market value of equity comparison and the minimization of losses, and because of the fact that CVSL’s board and management have controlled TLC since the acquisition occurred and not vice versa, CVSL believes the overall weight of these factors demonstrate that presentation of predecessor financial statements is not warranted.

6.                                      We note your response to comment 13 in our letter dated July 31, 2014.  We have the following additional comments:

•                        Please explain the business purpose for paying substantially more for these entities whose liabilities exceeded their assets.

•                        In determining your purchase price allocation please explain the methodologies used to ensure you recognized each identifiable marketing, customer, contract and technology based intangible asset and the key assumptions used in determining the related value.  In this regard, we note you recognized goodwill partially based on brand recognition and distribution methods.  Please explain why you did not allocate a portion of the purchase price to marketing related intangibles for the brand name or technology based intangibles for the distribution processes.  Please refer to ASC 805-20-55 for examples of identifiable assets.

•                        Noting the significance of consideration paid for the net liabilities of these entities please provide more robust disclosure of the qualitative factors that make-up the goodwill recognized and disclose the amount of the liabilities assumed.  Please refer to ASC 805-30-50-1(a).

Response: CVSL acknowledges the Staff’s comment. In the cases of the acquisitions of Paperly, LLC, My Secret Kitchen Limited, and Uppercase Living, LLC, we acquired these businesses, like other acquisitions, because they advanced our overall goal of acquiring direct selling companies with existing independent sales representatives and adding them into our network.  Early stage companies may have situations where their liabilities exceed their assets at a point in time because of the initial costs needed to form and build a business. At the time of acquisition, CVSL management believed that certain synergies were achievable as a result of these transactions.  The decision on how much to pay for businesses results from negotiations between buyer and seller, with presumably both parties being aware of all relevant facts and neither being under compulsion to act.

In determining our purchase price allocation in these transactions, any excess value of consideration paid over assets acquired was attributed to goodwill, as the companies were neither advanced enough nor large enough to have achieved identifiable marketing, customer, contract and technology-based intangible assets.  Generally, the independent sales representative base of a direct selling company is one of the most important values the company has, but it cannot be quantified as a separate asset because the independent sales representatives are not under the custody and control of the company.  In addition, the amounts of excess consideration paid over assets acquired attributable to these transactions were each less than 10% of total goodwill and, in aggregate, represent 1.1% of total assets as reflected on our March 31, 2014 balance sheet, so attempting to classify these amounts into any other separately intangible values was not considered necessary due to materiality.

We have added additional disclosures in our amended Form S-1 related to the qualitative factors surrounding the goodwill recognized and the amount of liabilities assumed in these transactions.

Possible Issuance of Additional Common Stock under Share Exchange Agreement, page F-17

7.                                      We note your response to comment 15 in our letter dated July 31, 2014 and your inclusion of the additional 504,813,514 shares available to Rochon Capital in your basic and diluted EPS calculations.  Please tell us your consideration of including supplemental disclosure within your dilution disclosures of the impact of the issuance of the additional 504,813,514 shares.

Response: CVSL acknowledges the Staff’s comment. We have included disclosure regarding the 504,813,514 shares in Footnote 12 “Loss per share attributable to CVSL”.  We have specifically included on pages 15-16 and on page 31 of our Form S-1 two specific Risk Factors disclosing the impact of the issuance of the additional 504,813,514 shares and believe such disclosure is sufficient to explain the potential dilution impact.

(7) Long-term debt and other financing arrangements, page F-22

8.                                      We note your disclosure on page 9 that the mandatory conversion of the note was extended to on or about June 22, 2015.  We also note your Form 8-K filed June 16, 2014 disclosing the terms of the second amendment which extended the date of mandatory conversion of the note to “. . . within ten days after June 12, 2015, or such earlier time as may be mutually agreed upon by the Company and Richmont.”  Please tell us your consideration of expanding your disclosure in the notes to the financial statements to address the amendment to the note subsequent to the interim period.  Further, please revise your disclosure on page 9 and elsewhere as appropriate to clarify that the note may be converted at a time prior to the mandatory conversion date as may be mutually agreed upon by the Company and Richmont.

Response: CVSL acknowledges the Staff’s comment.  We have expanded our disclosure in the notes to the financial statements and clarified elsewhere that the note may be converted at any time prior to the mandatory conversion date.

(14) Segment Information, page F-27

9.                                      We note your response to comment 17 in our letter dated July 31, 2014.  Please disclose revenues for each group of similar products and services as required by ASC 280-50-40.  If providing the information is impracticable, disclose that fact.

Response: CVSL acknowledges the Staff’s comment.  While we continue to maintain our view that we operate in one segment, we have added disclosure showing revenues for groups of similar products.

Consolidated Statements of Cash Flows (Unaudited), page 31

10.                               We note your response to comment 18 in our letter dated July 31, 2014 and your revision to the statement of cash flows to delete cash proceeds to you for stock issued for purchase of subsidiaries.  In this regard, we also note your revision to the change in accounts payable and accrued expenses in the same amount.

•                  Please explain to us why you offset the deletion of cash proceeds by revising the change in accounts payable and accrued expenses as reflected on your statement of cash flows for the three months ended March 31, 2014.

•                  Please tell us your consideration of ASC 250 with regards to the revision.

•                  Please provide us a reconciliation of each of the changes in accounts payable and accrued expenses, deferred revenue and other long-term liabilities as calculated from your balance sheets on page F-30 to the amounts of the related changes disclosed in your statement of cash flows for the three months ended March 31, 2014.

Response: CVSL acknowledges the Staff’s comment.  Certain acquisitions closed in December 2013 but the shares issued as consideration were not issued to the seller until January 2014.  We accounted for these timing delays by recording a payable at December 31, 2013 for the value of the share consideration and then reversed the entries in the quarter ended March 31, 2014 once the shares were issued.  In response to your question 18 in your previous comment letter, we removed these non-cash share issuances from the Statement of Cash Flows, and the offsetting entry was to revise the change in accounts payable for the same amount, which also was a non-cash item.

We consulted ASC250 for evaluating the impact of uncorrected misstatements.  We have chosen not to restate the statement of cash flows after assessing both quantitatively and qualitatively the impact on a financial statement user.  Because the misstatement was deemed immaterial, does not change earnings or other trends, does not change a loss to income or vice versa and has no impact on any segment reporting, loan covenants or management compensation, management does not believe  a change is necessary from either a qualitative or quantitative point of view.

The reconciliation requested is shown in the table below:

Reconciliation to 03/31/14 Statement of Cash Flows

	ACCOUNTS PAYABLE		DEFERRED REVENUE		OTHER LT LIABILITIES
Beginning Balance per Balance Sheet 12/31/13	(10,471,121)		(1,661,851)		(499,640)
Change as Shown on Consolidated Cash Flow Statement	(119,374	)(1)	(1,204,568)		(85,952)
Change due to Uppercase Living Acquisition	(267,337	)(2)	(204,108	)(3)	(137,455	)(4)
Change due to Share-Based Compensation	—		—		(86,512)
Ending Balance per Balance Sheet 03/31/14	(10,857,832)		(3,070,527)		(809,559)

(1) Net effect of changes from balance sheet accounts including accounts payable, accrued expenses, and income taxes payable, as well as elimination of AP related to share issuances for acquisitions that closed in December 2013, as described above.

(2) Amount represents accounts payable - trade as reported in the opening balance sheet for Uppercase Living LLC (please see Note 2 of March 31, 2014 unaudited financial statements contained in the S-1/A, pg. F-37).

(3) Amount includes accrued commissions ($79,003), deferred revenue ($28,399), and other current liabilities ($96,706) as reported in the opening balance sheet for Uppercase Living LLC.

(4) Amount represents other long-term liabilities as reported in the opening balance sheet for Uppercase Living LLC.

Notes to the Unaudited Consolidated Financial Statements, page F-34

(2) Acquisitions, Dispositions and Other Transactions, page F-36

11.                               With regards to the acquisition of Upper Case Living we note you initially recorded $123,080 in other long-term liabilities for contingent earn-outs.  However, the disclosure was revised to indicate you have not recorded any contingent earn-out as of March 31, 2014.  We did not note any related changes in the balance sheet, statement of operations or disclosure explaining why a liability for the earn-out was not recognized.  Please disclose how you accounted for the change, if the change resulted from additional information about facts and circumstances that existed at the acquisition date or subsequent and tell us the specific accounting guidance supporting your basis of accounting for the change.

Response: CVSL acknowledges the Staff’s comment. The statement in our initial disclosure that we had recorded $123,080 in other long-term liabilities was incorrect.  It was left in the disclosure erroneously despite the fact that we revised our view prior to the filing and had concluded that no liability should be recorded.  When we removed the disclosure, no changes were needed or made to our balance sheet or statement of operations.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013

12.                               Please address the above comments as they apply to your Form 10-K for the fiscal year ended December 31, 2013 and the subsequent Forms 10-Q and revise your corresponding disclosures according.  You must address the above comments and provide us with your proposed response and revised disclosure even if you do not proceed with the offering contemplated by the registration statement.

Response: CVSL acknowledges the Staff’s comment and will address them as they apply to our subsequent Forms 10-Q, evaluate their applicability and materiality to the Form 10-K for the fiscal year ended December 31, 2013 and will make the appropriate corresponding disclosures even if we do not proceed with the offering contemplated by the registration statement.

* * *

CVSL acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility.  CVSL acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings.  CVSL acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: CVSL Inc.